Exhibit 99.1

Industry Canada	Industrie Canada

Certificate of Continuance	Certificat de prorogation
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Biovail Corporation	430861-1

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the above-named corporation was continued under section 187 of the Canada Business Corporations Act, as set out in the attached articles of continuance.	Je certifie que la société susmentionnée a été prorogée en vertu de l'article 187 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses de prorogation ci-jointes.

/s/ RICHARD G. SHAW	June 29, 2005 / le 29 juin 2005
Richard G. Shaw
Director — Directeur	Date of Continuance — Date de la prorogation

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 11 ARTICLES OF CONTINUANCE (SECTION 187)	FORMULAIRE 11 CLAUSES DE PROROGATION (ARTICLE 187)

1 –	Name of the Corporation	Dénomination sociale de la société	2 –	Taxation Year End Fin de l'année d'imposition
M D – J

Biovail Corporation	12 / 31

3 –	The province or territory in Canada where the registered office is to be situated	La province ou le territoire au Canada où se situera le siège social

Ontario

4 –	The classes and any maximum number of shares that the corporation is authorized to issue	Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The Corporation is authorized to issue an unlimited number of Class A Special shares and an unlimited number of common shares. The rights, privileges, restrictions and conditions attaching to each of the Class A Special shares and the common shares are provided for in Schedule A annexed hereto, which Schedule A is incorporated as part of this Form.

5 –	Restrictions, if any, on share transfers	Restrictions sur le transfert des actions, s'il y a lieu

None

6 –	Number (or minimum and maximum number) of directors	Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum: 3 Maximum: 20

7 –	Restrictions, if any, on business the corporation may carry on	Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

8 –	(1) If change of name effected, previous name	(1) S'il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure

(2) Details of incorporation	(2) Details de la constitution

Ontario Certificate and Articles of Amalgamation dated February 18, 2000

9 –	Other provisions, if any	Autres dispositions, s'il y a lieu

See Schedule B annexed hereto, which Schedule is incorporated as part of this Form.

Signature	Printed Name – Nome en lettres moulées	10 – Capacity of – en qualité de	11 – Tel. No. – No de tél.
/s/ CHARLES A. ROWLAND, JR.	Charles A. Rowland, Jr.	Senior Vice-President and Chief Financial Officer	905-286-3000

FOR DEPARTMENT USE ONLY – À L'USAGE DU MINISTÈRE SEULEMENT

JUN 30 2005

THIS IS SCHEDULE "A" REFERRED TO IN THE FOREGOING ARTICLES OF CONTINUANCE

CLASS A SPECIAL SHARES

The rights, privileges, restrictions and conditions attaching to the Class A Special Shares are as follows:

1.     Issuable in Series

1.1   The Class A Special Shares may from time to time be issued in one or more series and subject to the following provisions, the directors may fix from time to time before such issue the number of shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Class A Special Shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment, the redemption, purchase and/or conversion, and any sinking fund or other provisions, subject to regulatory approval, if applicable.

2.     Dividends

2.1   The Class A Special Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, rank on a parity with the Special shares of every other class or series and be entitled to preference over the common shares and over any other shares of the Corporation ranking junior to the Class A Special Shares. The Class A Special Shares of any series may also be given such other preferences, not inconsistent with these articles, over the common shares and any other shares of the Corporation ranking junior to such Class A Special Shares as may be fixed in accordance with clause (i).

2.2   If any amounts payable on the return of capital in respect of a series of Class A Special Shares are not paid in full, all series of Class A Special Shares shall participate rateably in respect of such dividends and return of capital.

3.     Conversion Into Common

3.1   The Class A Special Shares of any series may be made convertible into common shares.

4.     Voting Rights

4.1   Unless the directors otherwise determine, the holder of each share of a series of Class A Special Shares shall not be entitled to vote at a meeting of shareholders.

COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the common shares are as follows:

1.     Dividends

1.1   Subject to the prior rights of the holders of the Class A Special Shares and any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors of the Corporation may from time to time determine, and all dividends which the board of directors of the Corporation may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

2.     Dissolution

2.1   In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of the Class A Special Shares and any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the common shares shall be entitled to receive the remaining property and assets of the Corporation.

3.     Voting Rights

3.1   The holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

THIS IS SCHEDULE "B" REFERRED TO IN THE FOREGOING ARTICLES OF CONTINUANCE

The board of directors of the Corporation may, at any time and from time to time, by resolution appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next following annual meeting of shareholders of the Corporation, provided that the total number of directors so appointed by the board of directors of the Corporation during the period between any two annual meetings of shareholders of the Corporation shall not exceed one-third of the number of directors elected at the earlier of such two annual meetings of shareholders of the Corporation.